UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1) of
the Securities Exchange Act of 1934

(Amendment No. 1)

COMPUTER SOFTWARE INNOVATIONS, INC.

(Name of Subject Company)

NHCC MERGER CORP.

(Offeror)

A Wholly-Owned Subsidiary of

N. HARRIS COMPUTER CORPORATION

(Parent of Offeror)

(Names of Filing Persons)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

205395106

(Cusip Number of Class of Securities)

Mark Dennison

General Counsel and Secretary

Constellation Software Inc.

20 Adelaide Street East, Suite 1200

Toronto, Ontario

Canada, M5C 2T6

(416) 861-2279

(Name, Address and Telephone Number of Person Authorized to Receive Notices
and Communications on Behalf of Filing Persons)

Copies to:

Paul Hilton

David Crandall

Hogan Lovells US LLP

One Tabor Center, Suite 1500

1200 Seventeenth Street

Denver, Colorado 80202

(303) 899-7300

CALCULATION OF FILING FEE

Transaction Value	Amount of Filing Fee
$14,991,254.30*	$2,044.81**

*            Estimated for purposes of calculating the filing fee only. The transaction valuation was calculated by adding the sum of (i) (A) 6,733,191 shares of Common Stock, par value $0.001 per share, of Computer Software Innovations, Inc., a Delaware corporation (the “Company”), issued and outstanding, multiplied by (B) the offer price of $1.10 per share, (ii)(A) 6,590,736 shares of Series A Convertible Preferred Stock, par value $0.001 per share, of the Company, issued and outstanding, multiplied by (B) the offer price of $1.10 per share, and (iii) (A) 833,810 shares of Common Stock, par value $0.001 per share, of the Company issuable pursuant to outstanding options with an exercise price less than the offer price of $1.10 per share, multiplied by (B) the offer price of $1.10 per share minus the weighted average exercise price for such options of $0.6983 per share. The number of shares of Common Stock, par value $0.001 per share, of the Company issued and outstanding and the number of such shares issuable pursuant to outstanding options reflected herein have been provided by the Company as of October 9, 2012.

**      The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, equals 0.0001364 of the transaction valuation.

☒           Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid: $2,044.81	Filing Party: N. Harris Computer Corporation and NHCC Merger Corp.
Form of Registration No.: Schedule TO	Date Filed: October 10, 2012

☐             Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒           third-party tender offer subject to Rule 14d-1.

☐             issuer tender offer subject to Rule 13e-4.

☐             going-private transaction subject to Rule 13e-3.

☐             amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer.  ☒

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐             Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐             Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 1 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on October 10, 2012 (which, together with this Amendment and any subsequent amendments and supplements thereto, collectively constitute the “Schedule TO”) and is filed by NHCC Merger Corp., a Delaware corporation (“Purchaser”) and a direct, wholly-owned subsidiary of N. Harris Computer Corporation, a company organized under the Business Corporations Act (Ontario) (“Harris”), which is a direct, wholly-owned subsidiary of Constellation Software Inc., a company organized under the Business Corporations Act (Ontario) (“Constellation”). The Schedule TO relates to the offer by Purchaser to purchase all of the outstanding shares of Common Stock, par value $0.001 per share (the “Common Stock”), of Computer Software Innovations, Inc., a Delaware corporation (“CSWI”), together with the associated common share purchase rights, and all of the outstanding shares of Series A Convertible Preferred Stock, par value $0.001 per share (the “Preferred Stock” and together with the Common Stock, the “Shares”), of CSWI at a purchase price of $1.10 per Share, net to the seller in cash, without interest thereon and less any applicable withholding or stock transfer taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase dated October 10, 2012 (the “Offer to Purchase”) and the related Letter of Transmittal (the “Letter of Transmittal” which, together with the Offer to Purchase, as each may be amended and supplemented from time to time, constitute the “Offer”), which are annexed to and filed with the Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively.

The information set forth in the Offer to Purchase and the Letter of Transmittal is incorporated by reference in answers to Items 1 through 9 and Item 11 of the Schedule TO, and is supplemented by the information specifically provided herein. Capitalized terms used and not otherwise defined in this Amendment shall have the meanings ascribed to such terms in the Offer to Purchase or in the Schedule TO.

Items 1, 4, 8 and 11.                                 Summary Term Sheet; Terms of the Transaction; Interest in Securities of the Subject Company; Additional Information.

Items 1, 4, 8 and 11 of the Schedule TO are hereby amended and supplemented by adding the following text thereto:

“The Offer and withdrawal rights expired at 12:00 midnight, New York City time, at the end of Tuesday, November 6, 2012 (the “Expiration Time”). The depositary for the Offer has indicated that, as of the Expiration Time, 5,792,171 shares of Common Stock and 6,590,736 shares of Preferred Stock (excluding, in each case, shares subject to guarantees of delivery) had been validly tendered and not validly withdrawn in the Offer, representing approximately 85.6% and 100% of the outstanding shares of Common Stock and Preferred Stock, respectively.

The number of shares of Common Stock tendered pursuant to the Offer satisfies the Minimum Condition. Purchaser has accepted for payment all Shares that were validly tendered and not validly withdrawn pursuant to the Offer and will promptly make payment to the Depositary for such Shares.

Purchaser currently intends to exercise its Top-Up Option, pursuant to which CSWI will issue shares of Common Stock to Purchaser, at a price per Share equal to the Offer Price, in an amount sufficient to ensure that Purchaser and Harris can effect a short-form merger under applicable Delaware law.

As a result of the purchase of Shares in the Offer and the issuance of shares of Common Stock pursuant to the Top-Up Option, Purchaser will have sufficient voting power to approve the Merger without the affirmative vote of any other stockholder of CSWI. Accordingly, Purchaser intends to effect a short-form merger in which Purchaser will be merged with and into CSWI, with CSWI surviving the Merger and continuing as a wholly-owned subsidiary of Harris. In the Merger, each Share issued and outstanding immediately prior to the effective time of the Merger (other than Shares owned by Harris, Purchaser or CSWI, as treasury stock or otherwise, or any of their respective direct or indirect wholly-owned subsidiaries, all of which will be cancelled and retired and will cease to exist, and any Shares held by stockholders who validly exercise appraisal rights under Delaware law), together with the associated common share purchase rights if any are outstanding, will be canceled and converted into the right to receive an amount in cash equal to the Offer Price, without interest thereon and less any applicable withholding or stock transfer taxes.

On November 7, 2012, Constellation and CSWI issued a joint press release announcing the expiration and results of the Offer. The full text of the press release is attached as Exhibit (a)(5)(C) to the Schedule TO and is incorporated herein by reference.”

Item 12.                          Exhibits.

Item 12 of the Schedule TO is hereby amended and supplemented by adding the following exhibit:

Exhibit No.	Description

(a)(5)(C)	Joint Press Release issued by Constellation and CSWI, dated November 7, 2012.

[Remaining of the page is intentionally left blank]

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 7, 2012
NHCC MERGER CORP.

	By:	/s/ Jeff Bender
	Name:	Jeff Bender
	Title:	President and Chief Executive Officer

N. HARRIS COMPUTER CORPORATION

	By:	/s/ Jeff Bender
	Name:	Jeff Bender
	Title:	Chief Executive Officer

Exhibit Index

Exhibit No.	Description
(a)(1)(A)	Offer to Purchase, dated October 10, 2012.*

(a)(1)(B)	Form of Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9).*

(a)(1)(C)	Form of Notice of Guaranteed Delivery.*

(a)(1)(D)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees.*

(a)(1)(E)	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees.*

(a)(1)(F)	Form of Summary Advertisement as published in The New York Times on October 10, 2012.*

(a)(5)(A)	Joint Press Release issued by Constellation and CSWI, dated October 2, 2012 (incorporated by reference to Exhibit 99.1 to the Schedule TO-C filed by Harris and Offeror on October 2, 2012).*

(a)(5)(B)	Press Release issued by Constellation, dated October 10, 2012.*

(a)(5)(C)	Joint Press Release issued by Constellation and CSWI, dated November 7, 2012.

(b)	Not applicable.

(d)(1)

Agreement and Plan of Merger, dated as of October 2, 2012, by and among Harris, Purchaser, CSWI and (solely with respect to Section 9.14 thereof) Constellation (incorporated by reference to Exhibit 2.1 to CSWI’s Current Report on Form 8-K, File No. 000-51758, filed on October 2, 2012).*

(d)(2)

Tender and Voting Agreement, dated as of October 2, 2012, by and among Harris, Purchaser and Barron Partners LP (incorporated by reference to Exhibit 2 to the Schedule 13D filed by Harris and Purchaser on October 10, 2012).*

(d)(3)

Tender and Voting Agreement, dated as of October 2, 2012, by and among Harris, Purchaser and Jeffrey A. Bryson (incorporated by reference to Exhibit 3 to the Schedule 13D filed by Harris and Purchaser on October 10, 2012).*

(d)(4)

Tender and Voting Agreement, dated as of October 2, 2012, by and among Harris, Purchaser and William J. Buchanan (incorporated by reference to Exhibit 4 to the Schedule 13D filed by Harris and Purchaser on October 10, 2012).*

(d)(5)

Tender and Voting Agreement, dated as of October 2, 2012, by and among Harris, Purchaser and Thomas P. Clinton (incorporated by reference to Exhibit 5 to the Schedule 13D filed by Harris and Purchaser on October 10, 2012).*

Exhibit No.	Description
(d)(6)

Tender and Voting Agreement, dated as of October 2, 2012, by and among Harris, Purchaser and David B. Dechant (incorporated by reference to Exhibit 6 to the Schedule 13D filed by Harris and Purchaser on October 10, 2012).*

(d)(7)

Tender and Voting Agreement, dated as of October 2, 2012, by and among Harris, Purchaser and Beverly N. Hawkins (incorporated by reference to Exhibit 7 to the Schedule 13D filed by Harris and Purchaser on October 10, 2012).*

(d)(8)

Tender and Voting Agreement, dated as of October 2, 2012, by and among Harris, Purchaser and Nancy K. Hedrick (incorporated by reference to Exhibit 8 to the Schedule 13D filed by Harris and Purchaser on October 10, 2012).*

(d)(9)

Tender and Voting Agreement, dated as of October 2, 2012, by and among Harris, Purchaser and Shaya Phillips (incorporated by reference to Exhibit 9 to the Schedule 13D filed by Harris and Purchaser on October 10, 2012).*

(d)(10)

Tender and Voting Agreement, dated as of October 2, 2012, by and among Harris, Purchaser and Anthony H. Sobel (incorporated by reference to Exhibit 10 to the Schedule 13D filed by Harris and Purchaser on October 10, 2012).*

(d)(11)	Confidentiality Agreement, dated May 10, 2012, by and between Constellation and CSWI.*

(d)(12)	First Amendment to Confidentiality Agreement, dated August 6, 2012, by and between Constellation and CSWI.*

(g)	Not applicable.

(h)	Not applicable.

*           Previously filed.